EXHIBIT 5
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                                ARC ENERGY TRUST

                              VOTING DIRECTION FOR
                         HOLDERS OF EXCHANGEABLE SHARES
                        OF ARC RESOURCES MANAGEMENT LTD.

         The undersigned holder (the "Holder") of exchangeable shares ("Exchangeable Shares") of ARC Resources Management Ltd. ("ARML") has the right to instruct Computershare Trust Company of Canada (the "Trustee") in respect of the exercise of their votes at the Annual and Special Meeting of the unitholders of ARC Energy Trust (the "Trust") to be held on April 17, 2003 (the "Meeting"), as follows:

o To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; OR

o To instruct the Trustee to appoint a representative of the Trust's management as proxy to exercise the votes to which the Holder is entitled as indicated below; OR

o To instruct the Trustee to appoint the Holder, or the Holder's designee as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.


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THE HOLDER DIRECTS THAT THEIR EXCHANGEABLE SHARES BE VOTED AS FOLLOWS:
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FOR |_| OR WITHHOLD FROM VOTING FOR |_| the appointment of Computershare Trust
Company of Canada, as trustee of the Trust for the ensuing year;

FOR |_| OR WITHHOLD FROM VOTING FOR |_| the election of eight (8) directors of ARC Resources Ltd. ("ARC Resources") as specified in the Information Circular - Proxy Statement of the Trust dated March 17, 2003 (the "Information Circular - Proxy Statement");

FOR |_| OR WITHHOLD FROM VOTING FOR |_| the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Trust for the ensuing year;

FOR |_| OR AGAINST |_| the Trust Indenture Amendment Resolution approving amendments to the Trust Indenture as specified in the Information Circular - Proxy Statement;

FOR |_| OR AGAINST |_| the ARC Resources Exchangeable Share Resolution directing the Trustee of the Trust to amend the Articles of ARC Resources by replacing the rights, privileges, restrictions and conditions attaching to the exchangeable shares of ARC Resources with rights, privileges, restrictions and conditions which are in substance identical to those presently attaching to Exchangeable Shares of ARC Resources Management Ltd. as specified in the Information Circular
- Proxy Statement; and

FOR |_| OR AGAINST |_| the Share Exchange Resolution approving the acquisition
by ARC Resources of all of the outstanding exchangeable shares of ARC Resources Management Ltd. in exchange for exchangeable shares of ARC Resources as specified in the Information Circular - Proxy Statement.
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IMPORTANT NOTE: IF NO DIRECTION IS MADE, FOR OR AGAINST, THE HOLDER'S
EXCHANGEABLE SHARES WILL NOT BE VOTED
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PLEASE SELECT ONE OF THE FOLLOWING:
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|_|      DIRECT THE TRUSTEE TO VOTE EXCHANGEABLE SHARES The holder hereby directs the Trustee to vote as indicated.
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|_|      APPOINTMENT OF TRUST MANAGEMENT AS PROXY
         The Holder hereby appoints Mac Van Wielingen, the Vice-Chairman of ARC Resources or, failing him, John P. Dielwart, President and Chief Executive Officer of ARC Resources, as proxyholder of the Holder, with power of substitution, and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.
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|_|      APPOINTMENT OF THE HOLDER, OR THE HOLDER'S DESIGNEE AS PROXY
         The Holder hereby appoints ___________________________ as proxyholder of the Holder and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.
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IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF
THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR
EXCHANGEABLE SHARES AS INDICATED.
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DATED: ___________________, 2003.       ________________________________________
                                        Signature of Holder

                                        ________________________________________
                                        Name of Holder

                                        ________________________________________
                                        Number of Exchangeable Shares Held

NOTES:

1. This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to the attention of ADP Investor Communications, 5970 Chedworth Way, Mississauga, Ontario, L5R 4G5, not less than 24 hours before the time set for the holding of the Meeting or any adjournment(s) thereof. The voting direction is valid only for the Meeting or any adjournment(s) of the Meeting.

2. If this voting direction is not signed by the Holder of Exchangeable Shares, the votes to which the Holder of the Exchangeable Shares is entitled will not be exercised.

3. If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4. This voting direction must be dated and the signature hereon should be exactly the same as the name in which the Exchangeable Shares are registered.

5. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.


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6.       A holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.